UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Explanatory Note

On November 05, 2025, Nuvini Group Limited (Nasdaq: NVNI), a global SaaS consolidator that acquires and operates profitable B2B software businesses, announced the release of its capital markets update and accompanying management transcript. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K. The Capital Markets Update webcast and full transcript are available at the following links:

Capital Markets Update Webcast

https://viavid.webcasts.com/starthere.jsp?ei=1741604&tp_key=8887e75b1f and

Capital Markets Update Transcript.

https://22776555.cdnp1.hubspotusercontent-na1.net/hubfs/22776555/email-media/cb59cfaba8ed7488fc6b4fe11138f51e/3f2c97dd10b3c601e1ead521ae495c3c/NVNI%20Capital%20Markets%20Update%20Transcript.pdf?Expires=1762380610&Signature=jVCGaM-s~yPj5zhr0j2R8pi788ha~Od-3UMjVR0IH8-c1-3HmJha~0FZs1vUyUBHz1y5lHIBs1v~ax07hQ6AsljcBupzzIaVNDqfFAPj94VjZ-1DffEzOjOC5bWBF3Kn2W27G3D4VZo7t6FK8~BjVsbkdjSVoKKo0ZlGLnX8skqiI913URW6EpY6EVGr2GzeUJwWAHuKcQhOhNle8GuV8U8M8PtMpAhJ2-EviSPsT1p14wyQZT4ISa-fZWvLqCZfvyukAuoRql35aOiWYky5mftoj0Ihc12nqaT2~L2ea~uNA7J~jhsThGzpj-rb~7zyB31HNwjvWS8FF8OciqhPEA__&Key-Pair-Id=APKAJDNICOKANPHVCSBQ

The information in this Current Report on Form 6-K and the press release and management transcript shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. The information contained in this Current Report on Form 6-K and in the press release and management transcript shall not be incorporated by reference into any filing with the SEC made by the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release, dated November 05, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: November 07, 2025	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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